Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was emailed to employees of Sprint:

Dear partners,

I hope everyone has enjoyed relaxing and catching up with family and friends during this wonderful holiday season. 2019 will definitely go down as one of the most pivotal in Sprint’s history, and we have worked hard to position the company for an exciting future.

As we await an outcome to the merger with T-Mobile and wrap up our fiscal third quarter, let’s look at some major accomplishments and highlights of our year.

Actually, I’ve invited our friend Paul Marcarelli to do the honors. The list of achievements goes on and on, so we created a special Top 10 video to recap our favorite moments.

You can watch it on YouTube or PixelFlix.

Our priorities remained the same, and there are so many good-news stories to come from them.

Network Built for Unlimited: We made a big splash at MWC Barcelona and MWC Los Angeles and successfully launched True Mobile 5G in parts of nine metropolitan areas, where our coverage has grown to approximately 16 million people. And our LTE Advanced network is delivering speeds up to two times faster than before. We also helped vice president Ryan Sullivan win a Rising Star Award from FierceWireless.

Unlimited for All: We launched our Total Satisfaction Guarantee to show off our unlimited plans, and we are piling on the perks. With products like Tracker + Safe & Found and Hatch Premium gaming, customers can have it all or stick to the basics – at the best price.

Digital & Analytics: The Hive continues to be an amazing and collaborative effort that allows us to build, test and deliver unique digital experiences for our customers. And with Apple Business Chat and an iconic iPhone 11 launch with Priority Status, we have demonstrated that Sprint has embraced the digital customer experience.

Great Place to Work: This year the Great Place to Work Institute again told us something we already knew – that Sprint IS a great place to work! And voters in a Kansas City Business Journal survey said Sprint had the coolest office space in the city. The SPRINTacular Hawaiian incentive trip, Day of Learning, Employee Resource Group celebrations and My Sprint Day milestone anniversary program represent a handful of ways we are motivating and inspiring each other.

We have also zeroed in on specific initiatives within our four priorities. We are calling the initiatives “Sprint Ready.”

As Sprint Ready implies, this work prepares us for the weeks and months ahead. The most important thing we can do today is focus on the health of our business, starting with decisions that make our customers and employees happy.

Whether it’s a high-quality, end-to-end network experience or steps to drive revenue and store traffic, we want to ensure that we have the right structure in place to keep and attract the best customers.

On the merger front, we have approval from the Department of Justice and the Federal Communications Commission to proceed. But first we must receive a favorable ruling in the lawsuit brought forth by the attorneys general of 13 states and the District of Columbia. Marcelo and I, along with other Sprint and T-Mobile executives, explained our position during the trial and advocated for the benefits that the New T-Mobile will bring to consumers and communities.

Dish Network Chairman Charlie Ergen also took the stand to explain his plan to enter the marketplace as a competitor. Now we wait for the judge’s decision, which we anticipate will come early next year. I realize it’s hard to wait, but we must continue to respect the legal process and not comment on the trial details until a decision is reached.

2020 will be a very memorable year. Of course, we anticipate looking a bit different if the merger with T-Mobile is approved. I am so proud of you and thank you for your countless contributions to help us succeed.

Happy New Year!

Michel Combes

CEO

O: 913-315-5780

michel.combes@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.